SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Yum! Brands, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W. Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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April 27, 2022

Dear Fellow Yum! Brands investors:

At The Yum! Brands (NYSE: YUM) Annual Meeting on May 19, 2022, please vote AGAINST the “Say-On-Pay” proposal.

The company granted Named Executive Officers (NEOs), including the CEO, special “one-time” performance equity awards in addition to their ordinary-course equity awards in fiscal 2021, which we view as unnecessary for the following reasons:

1.	Executives already have large amounts of vested and outstanding equity that reward them when the company’s shares appreciate.
2.	The special award is not necessary because it rewards executives for what should constitute their normal job duties.
3.	Special awards may not solve retention challenges and are a chief cause of executive overpay.

As a general principle, we believe that special awards are inappropriate in almost all cases and has become an overused practice in executive compensation, one that we advocate moving toward near-zero tolerance for. Notwithstanding our belief, in this specific case the company does not offer a particularly compelling rationale for the special award—the grant appears to reward for what we feel should be viewed as ordinary-course business decisions and efforts of executives in any large corporation.

The SOC Investment Group is a YUM shareholder and works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of four unions representing more than four million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are also substantial YUM shareholders.

The special award is unnecessary because executives already have large amounts of vested and outstanding equity that reward them when the company’s shares appreciate.

In fiscal year 2021, YUM executives received special “one-time” performance equity awards in addition to their ordinary-course equity awards. The awards ranged in value from $1.75 million to Mark King (CEO of Taco Bell division) to $5 million to CEO David Gibbs, on top of his targeted $10 million annual equity award.

We strongly believe that executives at large companies like YUM are already well compensated without special equity awards—they already receive significant amounts of annual equity grants that appreciate when the company performs well. That is a significant incentive. For example, according to page 33 in the proxy, Mr. Gibbs beneficially owns over $52 million in a combination of stock and options. In fact, he has several grants of options with strike prices that range from $21.06 to $103.36 from as far back as 2012 with a 10-year expiry term, which, based on YUM’s closing stock price of $125.70 on April 20, 2022, are deep in-the-money. Thus, instead of a special “one-time” award, his reward (as well as the rest of the executive team’s reward) for the unit growth strategy should be appreciation in the value of his annual equity awards assuming stock price growth.

The special award rewards executives for doing their normal job duties.

Another problem with special awards is that they may overly reward executives for doing their core job. In this case, the award was granted with the aim to grow net new units/stores: the company states that the award was “specifically

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designed to rapidly accelerate growth through net-new unit development,” and that “the Committee viewed a rapid, but well-considered, expansion in net-new unit development as essential for the Company in accelerating its growth in furtherance of its strategic model as we move beyond the pandemic.” In our view, growing the company is a fundamental part of the CEO and executive team’s job and it is not necessary to award additional equity for such a core job duty.

The special award is problematic because such awards may not solve retention challenges over the long term and are a chief cause of executive overpay.

In granting the special award the company also cites retention, stating that the award was designed to “foster retention of a broad-based group of approximately 500 Company leaders, including the NEOs.” Granting executives special equity awards may not be the answer to long-term retention challenges and may only retain executives for a limited duration. A good case in point is Starbucks. That company granted its CEO Kevin Johnson and COO Rosalind Brewer special performance cash awards in December 2019 of $25 million and $5 million, respectively, to “primarily support the Company’s leadership retention process” and “to retain Starbucks key leaders in their roles for at least the next three years.” Both executives have left the company before the end of the three-year performance period in September 2022—Kevin Johnson retired in March 2022, six months before the end of the performance period, and Rosalind Brewer left the company to become the CEO of Walgreens in February 2021, over 18 months before the end of the performance period. Moreover, we increasingly observe that companies wishing to hire executives away from a competitor will grant a so called “make-whole” equity award to make up for any equity that an executive may forfeit from leaving their prior employer.

Further, citing retention challenges as justification for special award grants fuels a “double reward” problem that has significantly contributed to the rapid increase of executive compensation today. A company can rely on a “retention” rationale regardless of performance: when the stock price is rising, a company can claim that their executives are highly talented and sought after and thus special awards are needed to keep them from taking positions at competitors. On the flip side, when the stock price is falling, a company can claim that not enough equity is vesting for executives to stay and therefore special equity awards are needed to retain them—even if the executives themselves may have played a large role in the fall of the stock price.

Please vote AGAINST the “Say-On-Pay” proposal on May 19.

In conclusion, we believe that executives at YUM should not be overly compensated for doing their jobs—if the unit growth strategy is successful then the value of their annual equity awards will increase along with the stock price. Special equity awards are not needed on top of this to reward execution of that strategy. The practice of granting special awards has become problematic, overused by large companies, and needs to be seriously curtailed; therefore, we urge you to vote AGAINST the Say-on-Pay proposal.

Please contact my colleague Michael Varner, Director of Executive Compensation Research at mvarner@socinvestmentgroup.com with any questions.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Yum! Brand’s instructions.